Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, LIQUIDITY AND CASH FLOWS

The following discussion and results of operations for the six months ended June 30, 2025 and June 30, 2024 should be read together with our condensed interim consolidated financial statements and related notes included analysis of our financial condition as of June 30, 2025 and elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on May 16, 2025 (the “2024 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Interim Results of Operations

Six months ended June 30, 2025 compared to six months ended June 30, 2024

The first half of 2025 represented a significant transition period for our company as we implemented several key operational changes under our comprehensive transformation plan. These initiatives included the consolidation and offshoring of manufacturing and the restructuring of corporate services, resulting in a leaner, more agile, and scalable operating foundation to support profitable growth.

 While these measures were essential for long-term profitability and growth, they temporarily impacted reported revenue generation during the period. However, many of these initiatives have now been completed, leading to the resumption of revenue generation on a more efficient and scalable operating base in the second half of the year and positioning our company for future success.

Additionally, during the six months ended June 30, 2025 we were affected by considerable uncertainty regarding demand for our rapid HIV testing point-of-care products. This stemmed from the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, issued in January 2025, which instituted a pause, subject to certain exemptions, on all new funding obligations and sub-obligations for foreign assistance programs pending a 90-day review. As the U.S. Government funds certain HIV testing programs that utilize our rapid HIV tests, this order affected both the timing and volume of product sales. In response, we reduced output to mitigate the risk of obsolete inventory and excess working capital, resulting in a decline in point-of-care product revenues. Although this development significantly disrupted demand patterns for our rapid HIV tests in certain key markets during the first half of 2025, the second half of the year saw a return to normalized demand levels, with renewed support for HIV care from the U.S. Government.

Total revenues for H1 2025 were US$18.4 million, which compares to US$30.5 million in H1 2024, a decrease of US$12.4 million (39.8%), which is broken down as follows:

	2025 H1	2024 H1	Increase/ (Decrease)
	US$'000	US$'000%
Clinical Laboratory Goods	14,404	20,397	(29.4)%
Clinical Laboratory Services	1,953	2,582	(24.3)%
Point-of-care Products	2,044	7,568	(73.0)%
Total	18,401	30,547	(39.8)%

Clinical Laboratory Goods

Clinical laboratory product revenues fell from US$20.4 million in H1 2024 to US$14.4 million in H1 2025, a 29.4% decrease, mainly due to deferred manufacturing during the transition of certain production processes for our haemoglobin products out of our Kansas City facility. Backorders were significantly reduced by late Q2 as haemoglobin sales increased, and by the end of Q2, our production had returned to normalized levels under a new operating model. Strong haemoglobin sales continued into Q3. We are now well positioned to capitalise on a more efficient, higher-capacity manufacturing base for future growth, especially in the diabetes care HbA1c testing sector. With rising global diabetes prevalence, we plan to invest in working capital to expand our haemoglobin laboratory systems business, particularly HbA1c systems.

In parallel, we have introduced a new high-capacity HbA1c column system in the U.S. and select international markets. This enhanced system is engineered to improve testing throughput and operational efficiency in HbA1c analysis. Additionally, we have implemented strategic modifications to our instrumentation supply chain, focusing on cost reduction, improved reliability, and lower service expenses; these initiatives are anticipated to strengthen margins and support sustainable long-term growth. As a result, we believe that we are now well positioned to expand our HbA1c business profitably in the years ahead.

Clinical Laboratory Services

Clinical laboratory services revenues decreased from US$2.6 million in H1 2024 to US$2.0 million, a decrease of 24.3%. This was primarily driven by a fall in testing volumes for Sjogren’s syndrome.  As part of our comprehensive transformation plan, we have made changes to the operating structure supporting our Sjogren’s syndrome test, with a view to increasing testing capacity as we believe there is opportunity to grow this business profitably into the future.

Point-of-care Products

Point-of-care product revenues decreased from US$7.6 million in H1 2024 to US$2.0 million in H1 2025, a decrease of 73.0%. The main drivers of this reduction were minimised production of our rapid HIV tests due to the aforementioned demand and funding uncertainties associated with the U.S. Executive Order on Reevaluating and Realigning United States Foreign Aid (USAID impact).

We experienced a significant quarter-on-quarter increase in revenue in Q2 2025 as manufacturing under the new offshored model ramped up and normalised demand for rapid HIV tests began to resume. In this regard, we achieved a US$1.5 million increase in Uni-Gold test revenue in Q2 2025 versus Q1 2025, reflecting the successful restoration of production capacity and renewed market demand. We expect that this transition of aspects of our HIV test manufacturing to an outsourced manufacturing model, as part of our comprehensive transformation plan, will have a positive impact on profitability.

We have also seen strong orders in both TrinScreen and Uni-Gold into Q3 and Q4. While there has been significant evidence of renewed market demand, the business continues to experience heightened uncertainty regarding the timing of orders and comparatively longer payment cycles for products as a result in the transitions in the market and funders processes.

We have also continued to make very significant progress to transition certain manufacturing activities to an outsourced and offshore model. We have now received World Health Organization approvals for all stages of both Uni-Gold and TrinScreen production under our new outsourced and offshored model. These developments position the business to benefit from renewed market demand and improved cost efficiencies going forward.  We are now fine-tuning our manufacturing and supply chain processes to accommodate the rise in demand for TrinScreen, as well as proceeding with the final aspects of our Uni-Gold outsourcing programme. Our outsourced manufacturing structure requires certain investments in working capital comparatively earlier than our prior in-house manufacturing.  As such, we expect to continue to invest in working capital to meet any future increases in demand, however we expect this business to be cashflow positive post any ramp-ups.

Gross profit for H1 2025 amounted to US$6.5 million, representing a gross margin of 35%, a reduction from H1 2024 (36.8%). Gross profit reduction was primarily driven by lower sales volumes during the transitional operational change period. Gross margin was slightly down, reflecting reduced manufacturing volumes and suboptimal site utilisation, particularly in Q1 2025, which negatively impacted margin performance. By the end of Q2, as production operations returned to capacity under the new operating model, margin trends began to stabilise. We expect to see increased gross profit and margin performance for the remainder of 2025 and building further in the earlier quarters of 2026 under our more profitable operating model utilising offshore manufacturing and consolidated lower cost manufacturing locations.

Research and development (R&D) expenses fell from US$2.1 million in H1 2024 to US$1.9 million in H1 2025. The reduction was primarily driven by lower salary costs of US$0.3 million in H1 2025 versus the comparative period, reflecting the impact of headcount optimisation activities undertaken as part of our transformation plan.

Our innovation agenda continues to be central to our growth ambitions. We continue to invest in the development and commercialisation of our acquired pipeline of new products with a view to driving a step change in our growth and profitability. As such there was continued capitalisation of development expenditure during H1 2025, primarily relating to ongoing work on our continuous glucose monitoring (CGM) programme.

Significant progress was achieved in our CGM programme during the period, leading to a number of key milestones including the unveiling in July 2025 of CGM+, our next-generation CGM designed to combine glucose monitoring with other health metrics (heart activity, temperature, and physical activity) in a single modular device to provide comprehensive, real-time health data for AI analysis. In addition, in August 2025, we announced breakthrough results from a clinical trial carried out in H1 2025 on our redesigned proprietary needle-free glucose sensor, de-risking the commercialization pathway for our next-generation CGM+ biosensor platform.

Selling, general and administrative expenses fell from US$13.9 million in H1 2024 to US$12.5 million in H1 2025. This reduction was achieved through both savings delivered by our comprehensive transformation plan, which included cost optimisation initiatives and the centralization and offshoring of our corporate services, and cost mitigation measures put in place during H1 2025 to mitigate the cost and cashflow impact of the aforementioned disruption to our HIV business.

Restructuring costs for H1 2025 amounted to US$2.4 million, primarily driven by under-absorbed manufacturing costs associated with the transition of manufacturing activities as part of our transformation plan. This compares to US$1.9 million of restructuring costs in H1 2024. As part of implementing our transformation plan, we reduced global headcount, including contractors and agency staff, by approximately 25% from July 2024 to July 2025, reflecting progress in streamlining our operations. We expect further reductions to our global headcount as we continue to drive profitability in a leaner operating model.

An impairment charge of US$28,000 was recorded in H1 2025, compared to an impairment charge of US$446,000 in H1 2024. The impairment test performed as at June 30, 2025 identified that the value in use of some of our cash generating units was below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets as at June 30, 2025. We have therefore recorded an impairment charge in relation to the asset additions that had been recorded during 2025 in these cash generating units.

Operating loss for H1 2025 was US$10.4 million, compared to an operating loss of US$7.1 million in H1 2024. The increase primarily reflects the impact of the transitional period, during which temporary production reductions, driven by operational restructuring and funding uncertainties related to the USAID Executive Order, resulted in lower sales volumes and under-absorbed manufacturing costs combined with continued restructuring expenses associated with our comprehensive transformation plan.

Net financing expenses in H1 2025 were US$4.4 million compared to US$3.0 million in H1 2024, an increase of US$2.5 million. The financial expenses for the current and comparative period are summarized in the table below:

	Six months ended June 30,
	2025 US$000	2024 US$000
Term loan interest	6,693	5,613
Convertible note interest	605	576
Notional interest on lease liabilities for Right-of-use assets	321	297
Fair value movement for derivative balances related to term loan	(544)	918
Fair value movement on prepayment option	99	62
Accretion interest on deferred contingent consideration	29	24
Capitalization of borrowing costs	(1,405)	(824)
Reversal of cash interest payable on PPP loans	(228)	-
EIR Catch up adjustment	(1,142)	(3,566)
Other	3	3
	4,431	3,045

The loss before tax from continuing operations for H1 2025 was US$14.5 million in comparison to a loss of US$10.1 million for the equivalent period in 2024.

In H1 2025, there was a total income tax charge of US$0.3 million compared to an income tax credit of US$0.1 million in H1 2024.

The loss after tax for the first half of 2025 was US$14.8 million or a loss per ADS of US$0.80, compared to a loss of US$10.1 million or a loss per ADS of US$1.10 in the same period in 2024.

Adjusted EBITDA for H1 2025 was negative US$6.1 million, compared to negative US$2.9 million in H1 2024. A reconciliation of Adjusted EBITDA is set out in the table below:

	Six months ended June 30,
	2025 US$000	2024 US$000
Loss for the period	(14,764)	(10,074)
Income tax expense/(credit)	300	(64)
Net financing expense	4,431	3,045
Depreciation	612	99
Amortization	683	745
Impairment and once off items	(158)	446
Share option expense	225	926
Corporate transaction related costs	157	-
Restructuring costs	2,459	1,939
Adjusted EBITDA	(6,055)	(2,938)

Liquidity and Capital Resources

Our capital structure is a mixture of debt and equity. In the first half of 2025, we principally financed our operations from internal resources and the Term Loan.

At our Annual General Meeting in September, 2025, shareholders approved the board of directors’ request for a material increase in our authorised share capital. We believe that this increase, alongside the expected improvement in financial performance, provide our company with additional options to optimise our capital structure to support the next phase of our development.

Term Loan with Perceptive

During H1 2025, we further strengthened our financial position through additional amendments to our senior secured term loan credit agreement with our principal lender, Perceptive Advisors (“Perceptive”). On  February 27, 2025, we secured an additional US$4.0 million in term loan funding, followed by a further US$2.0 million on May 14, 2025. The amendment in May 2025 also extended the loan’s maturity date from January 2026 to July 27, 2026 and allowed interest payments for April, May, and June 2025 to be paid-in-kind. These funds are being used for general corporate purposes, including continued investment in the development of the CGM and biosensor programmes. These amendments build on the prior year’s facility, which provided significant liquidity and reduced both the interest rate and early repayment penalties, supporting our transformation and growth initiatives.

In August 2025 and October 2025, we entered into additional amendments to our senior secured term loan credit agreement, which provided for a further US$4.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July, August, September and October 2025 would be paid-in-kind. This funding supported general corporate purposes and continued investment in our CGM and biosensor development programs.

Cash and cash equivalents

At June 30, 2025, the cash and cash equivalents balance was US$1.5 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

•	Our ability to continue to generate revenue growth from our existing product lines and from new products following the successful completion of our development projects;
•	The extent to which capital expenditure is incurred on additional property plant and equipment;
•	The level of investment required to undertake both new and existing development projects; and
•	Successful working capital management in the context of an expected growing business.

Liquidity

We continue to execute our comprehensive transformation plan which is designed to significantly increase profitability and cash generation from the existing core business activities.  This is a multi-faceted plan which envisages significant operating model changes.  Given the nature of our business, many of these changes are highly complex and, in some cases, require external regulatory clearances.  As such, the exact timing of the execution of these changes and the realization of the expected financial benefits are inherently uncertain and can take longer than expected.  In addition, as mentioned above, while there are significant signs of renewed demand in the HIV test market, international factors impacting that market have in many cases created delays in obtaining orders and receipts.

We are also continuing to invest in innovation to generate a pipeline of high growth potential products and services including our continuous glucose monitoring technology, liquid biopsy prostate cancer test and bioinformatics preeclampsia screening test.  We continue to believe that these pipeline products represent compelling opportunities to drive a step-change in our growth and profitability, and we are committed to moving these projects to commercialization as rapidly as possible. In particular, we believe that our CGM technology can drive a step change in our growth and profits and we have made significant technological advancements in the underlying technology since acquisition, including in 2025. As such, we expect to invest additional capital in this technology through 2026 and 2027.

Given the foregoing, we expect to obtain financing of approximately US$5.0 million between the end of 2025 and the first quarter of 2026 to execute the final stages of our comprehensive transformation plan, invest in working capital for our existing core business, and to fund ongoing investment in our pipeline. We expect to reach Adjusted EBITDA (excludes interest, tax, depreciation, amortization, share-based compensation charges, impairment charges, restructuring costs and non-recurring corporate finance and transaction-related costs) of over approximately US$2.0 million in Q1 2026 with that increasing further to over approximately US$3.0 million in Q2 2026.

Our directors have considered our current financial position and cash flow projections, taking into account all known events and developments. Our directors believe that we will be able to continue our operations for at least the next 12 months from the date of this report and that it is appropriate to continue to prepare our consolidated financial statements on a going concern basis.

Our directors have considered the various financing options expected to be available to our company to assist it in meeting its obligations over the next 12 months, to the extent such obligations cannot be met from cash on hand. These options include the refinancing of our debt or repaying debt with the proceeds from equity offerings, debt offerings and the sale of assets. We continue to actively engage with corporate finance advisors, investment banks and potential investors to assess various options to optimize our capital structure and we expect to continue to do this on an ongoing basis.

As with all such potential transactions, there are risks to successfully implementing such transactions and the directors have considered these risks when considering the financing options and the appropriateness of adopting a going concern basis of accounting.

Cash Flows

As at June 30, 2024, our consolidated cash and cash equivalents were US$1.5 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits. The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Six months ended June 30,
	2025 US$‘000	2024 US$‘000
Net cash outflow from operating activities	(4,592)	(3,919)
Net cash outflow from investing activities	(3,948)	(17,130)
Net cash inflow from financing activities	4,864	22,762
Effects of exchange rate movements on cash held	55	(87)
Net decrease in cash and cash equivalents and short-term investments	(3,621)	(1,626)

Operating Activities

Net cash used in operating activities for the six months ended June 30. 2025 was US$4.6 million, compared to US$3.9 million for the same period in 2024. Cash used in operations marginally improved from US$5.1 million in H1 2024 to US$4.6 million in H1 2025, driven by a favourable net movement in working capital (an inflow of US$4.1 million in H1 2025 versus an outflow of US$0.5 million in H1 2024). This was offset by both a reduction of US$3.9 million in operating cash flows before changes in working capital, and net income taxes received of US$1.1 million (primarily attributable to income tax benefits received in H1 2024 of US$1.2 million) compared to net income taxes paid of $34,000 in H1 2025.

Investing Activities

Net cash outflow from investing activities for the six months ended June 30, 2025 amounted to US$3.6 million (six months ended June 30, 2024:  outflow US$17.1 million) which was principally made up of payments to acquire intangible assets of US$3.5 million (six months ended June 30, 2024: US $4.5 million), which principally related to development expenditure capitalised as part of our on-going CGM product development activities. The decrease in the net cash outflow from investing activities is primarily driven by non-recurring payments in H1 2024 of US$12.5 million to acquire the biosensor and CGM assets of Waveform. We continue to assess our portfolio of business lines as part of our ongoing strategic realignment process and as part of this we continue to examine opportunities for portfolio changes and expects to do so on an ongoing basis.

Financing Activities

Net cash inflows from financing activities for the six months ended June 30, 2025 amounted to US$4.9 million (six months ended June 30, 2024: US$22.8 million). This inflow primarily related to net proceeds from the amended and restated senior secured term loan credit agreement of US$6.0 million and proceeds from the issue of ordinary share capital of US$0.5 million, offset by the repayment of lease liabilities of US$1.5 million.

In the six months ended June 30, 2024, the inflow of US$22.8 million was due to net proceeds from the amended and restated senior secured term loan credit agreement of US$22.8 million, which was used to acquire the Waveform assets and for general corporate purposes including for the further development of the CGM and biosensor technologies. This was offset by interest paid on the secured term loan of US$3.8 million and the repayment of lease liabilities of US$1.2 million.